INMED PHARMACEUTICALS INC.
Suite 1445 – 885 West Georgia St.

Vancouver, British Columbia, Canada

V6C 3E8

VIA EDGAR

July 14, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: InMed Pharmaceuticals Inc.

Acceleration Request for Registration Statement on Form S-1

Filed July 9, 2025

File No. 333-288594

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, InMed Pharmaceuticals Inc. hereby requests that the effective date and time of the above-referenced registration statement be accelerated to July 16, 2025, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Scott R. Saks of Norton Rose Fulbright US LLP at (212) 318-3151.

Sincerely,

INMED PHARMACEUTICALS INC.

/s/ Eric A. Adams
Eric A. Adams
President and Chief Executive Officer

cc:	Netta Jagpal, InMed Pharmaceuticals Inc.
Scott R. Saks, Norton Rose Fulbright US LLP
Trevor Zeyl, Norton Rose Fulbright Canada LLP